

10016447

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: Other information

ORGANIZACION Ferreyros

Lima, October 12th, 2010

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

List of our shareholders as of September 30th, had a participation higher than 5% of the shares with right to vote:

La Positiva Vida Seguros y Reaseguros S.A.	8.54%
RI-FONDO 3 (Prima AFP)	8.03%
Horseshoe Bay Limited	6.46%
IN-FONDO 3 (Integra AFP)	6.37%
HO-FONDO 2 (Horizonte AFP)	5.44%



Truly Yours,

Patricia Gastelumendi Lukis
Finance Division Manager
Stock Agent

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú


OCT 14 2010

Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567
Submission of: Other information

ORGANIZACION
Ferreyros

Lima, October 12th ,2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of September 30st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Patricia Gastelumendi Lukis
Finance Division Manager
Stock Agent

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Ferreyros

FERREYROS S.A.A.

Martes, 12 de Octubre de 2010

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV Nº 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: SETIEMBRE - 2010

Listado de Acciones Comunes:
Nemonico: FERREYC1
Valor: FERREYROS S.A.
Nro.Total de Acciones: 482,691,963
Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON VALLE RIESTRA VDA DE FERREYROS	00791256	2,392,570	0.495672	FERREYC1
PN Mayor	DNI 07277264	OSCAR GUILLERMO ESPINOSA BEDOYA	00022556	3,141,167	0.650760	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU ELEJALDE VDA. DE MONTERO	00912563	3,560,152	0.737562	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	21,614,901	4.477991	FERREYC1
PJ	RUC 20514900451	ING RENTA ACCIONES FMIV	00942445	2,585,168	0.535573	FERREYC1
PJ	RUC 20515479695	BBVA AGRESIVO SOLES FMIV (ANTES BBVA MULTIFONDO TIPO III-AGRESIVO FMIV)	00944923	2,431,134	0.503662	FERREYC1
PJ	RUC 20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	8,754,110	1.813602	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A	00031781	4,675,561	0.968643	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI SA	00107243	7,236,137	1.499121	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	2,525,911	0.523297	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO S.A.	00280140	5,229,915	1.083489	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	14,467,993	2.997355	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	41,243,780	8.544534	FERREYC1
PJ	RUC 93510398158	RI-FONDO 3	00932377	38,750,008	8.027896	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	18,489,044	3.830402	FERREYC1
PJ	RUC 20215376916	BUSLETT S.A	00771283	10,614,322	2.198985	FERREYC1
PJ	Otro 2008112802	ISHARES MSCI ALL PERU CAPPED INDEX FUND	01229008	7,205,386	1.492750	FERREYC1
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	5,249,237	1.087492	FERREYC1
PJ	Otro 5020	MUSGRAVE FINANCE INCORPORATED	00937330	2,477,860	0.513342	FERREYC1
PJ	Otro 00701252	ATLANTIC SECURITY BANK	00701252	2,645,752	0.548124	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	10,449,961	2.164934	FERREYC1

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PJ	Otro 09212737 00	IN-FONDO3	00932289	30,748,521	6.370216	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	26,235,624	5.435273	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	17,837,135	3.695345	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	31,204,096	6.464598	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	15,827,117	3.278927	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	7,634,517	1.581654	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	15,423,314	3.195271	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	23,212,213	4.808908	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	19,343,833	4.007490	FERREYC1

Cordialmente,

EMMA PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.